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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
--------------------------------------------------------------------------------
                                Amendment No. 23

                              Thermodynetics, Inc.
                                (Name of Issuer)

               Common Stock                         883622
         (Title of Class of Securities)          (CUSIP Number)

                                Robert A. Lerman
                               (Reporting Person)

                             Kenneth B. Lerman, P.C.
                  651 Day Hill Road, Windsor, Connecticut 06095
                            Telephone (860) 285-0700
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 27, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with the statement. |_|. (See Rule 13d-7.)


                         (Continued on following pages)

CUSIP No. 883622      Schedule 13D for Robert A. Lerman              Page 2 of 4
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1.    Name of reporting person:
                                        Robert A. Lerman
--------------------------------------------------------------------------------
2.    Check the appropriate box if a member of a group.                  (a) |_|
                                                                         (b) |X|
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3.    SEC USE ONLY

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4.    Source of Funds:
            SC -- Company whose securities awarded as a stock bonus. No purchase.
--------------------------------------------------------------------------------
5.    Check box if disclosure of legal proceedings is required pursuant to items
      2(d) or 2(e).                                                          |_|
--------------------------------------------------------------------------------
6.    Citizenship or place of organization:
                                        United States
--------------------------------------------------------------------------------
      NUMBER OF            7.    Sole Voting Power
                                        4,322,184
      SHARES            --------------------------------------------------------
      BENEFICIALLY         8.    Shared voting power:
                                          152,008 (See Item 5)
      OWNED BY          --------------------------------------------------------
      EACH                 9.    Sole dispositive power:
                                        4,322,184
                        --------------------------------------------------------
      REPORTING PERSON     10.   Shared dispositive power:
       WITH:                              152,008 (See Item 5)
--------------------------------------------------------------------------------
11.   Aggregate amount beneficially owned by each reporting person:

                                        4,439,150
--------------------------------------------------------------------------------
12.   Check box if the aggregate amount in row (11) excludes certain shares: |X|

                                        See Item 5.
--------------------------------------------------------------------------------
13.   Percent of class represented by amount in row (11):

                             twenty-four and three-tenths of one percent (24.3%)
--------------------------------------------------------------------------------
14.   Type of reporting person:

                                       IN
--------------------------------------------------------------------------------

CUSIP No. 883622      Schedule 13D for Robert A. Lerman              Page 3 of 4

Item 1.     Security and Issuer

            Issuer:               Thermodynetics, Inc. (the "Company")
            Executive Office:     651 Day Hill Road
                                  Windsor, Connecticut 06095

            Securities:           Common Stock, $.01 par value

Item 2.     Identity and Background

            Name:           a)    Robert A. Lerman (the "Reporting Person")

            Address:        b)    Thermodynetics, Inc.
                                  651 Day Hill Road
                                  Windsor, CT  06095

            Occupation:     c)    President of the Company.

            Convictions:    d)    None

            Proceedings:    e)    None

            Citizenship:    f)    United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

            SC -- The Company, at a meeting of its Board of Directors on March 4, 2003, adopted resolutions authorizing the Company to grant shares of its common stock, par value $.01 per share, which shares were valued at $0.033 per share on the valuation date of March 7, 2003. Such shares were issued on the Date of Event of this Report. No purchase occurred; such shares were issued as a stock bonus.

Item 4.     Purpose of Transaction

            The Reporting Person has no intention or desire to gain control of the Issuer for purposes of liquidation, sale of assets, acquisition or merger. The Reporting Person may from time to time purchase additional shares through open market purchases, and stock options or awards issued under the Company's stock incentive programs; no options or other awards are presently outstanding.

            The Company recently filled two vacancies on its Board of Directors, and the Company has plans to acquire a privately held company, but the addition of the two directors and/or the stock bonus award have no bearing on the business acquisition plans of the Company.

Item 5.     Interest in Securities of the Issuer

            (a) *4,439,150* shares are beneficially owned by Reporting Person as of the date hereof, which equals twenty-four and three-tenths of one percent (24.3%) beneficial ownership.

            The above includes *152,008* shares held in trust for Reporting Person under the Company's 401(k) Plan. The above excludes from beneficial ownership a total of *1,470,005* shares held for all participating employees in trust by Reporting Person as a trustee along with two other trustees of the Company's 401(k) Plan. The above includes *244,525* shares owned by Reporting Person's Spouse.

            (b)(i) Reporting Person has the sole voting and dispositive power over 4,322,184 shares.

CUSIP No. 883622      Schedule 13D for Robert A. Lerman              Page 4 of 4

            (ii) Reporting Person has shared voting and dispositive power over 152,008 shares held in trust for the Reporting Person by the Company's 401(k) Plan. Reporting Person has shared voting and dispositive power over *1,470,005* shares which are held in trust for all participating employees by Reporting Person as a trustee along with two other trustees of the Company's 401(k) Plan; such 1,470,005 shares are excluded from such calculation.

            (iii) Reporting Person has no voting or dispositive power over the 244,525 shares owned by his spouse.

            (c) No transactions in the last 60 days from the date hereof or since Reporting Person's most recent Schedule 13D filing date, except for the transaction(s) reported below:

            Transaction         No. Shares   Transaction Date   Valuation Date
            -----------         ----------   ----------------   --------------
            Stock Bonus Award   25,000       March 27, 2003     March 7, 2003

            (d) No other person except Reporting Person has the right or power to receive proceeds or other benefits from a disposition of the shares.

            (e) Date Reporting Person ceased 5% beneficial ownership: Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Relationships with Issuer. Reporting Person is an officer and director, and a greater than ten percent beneficial shareholder of the Issuer.

      Disclaimer of Group. Because Reporting Person has his own investment, holding and voting criteria and guidelines, the Reporting Person disclaims, in particular, membership in any group which individually includes his spouse. Reporting Person disclaims any beneficial ownership in his spouse's shares, and this filing is not an admission of any claim of ownership or of any pecuniary interest in such shares.

Item 7.     Exhibits
                  None.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  March 27, 2003
      --------------------------------------------------------------------------
      (Date)

                       /s/ Robert A. Lerman
      --------------------------------------------------------------------------
      (Signature)

      Robert A. Lerman, President & CEO and a Director
      --------------------------------------------------------------------------
      (Name/Title)

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).